Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2021 Results

Shanghai, China—August 18, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter 2021 Financial and Operating Highlights

•	Polysilicon production volume was 21,102 MT in Q2 2021, compared to 20,185 MT in Q1 2021

•	Polysilicon sales volume was 21,060 MT in Q2 2021, compared to 21,471 MT in Q1 2021

•	Polysilicon average total production cost(1) was $6.31/kg in Q2 2021, compared to $6.29/kg in Q1 2021

•	Polysilicon average cash cost(1) was $5.41/kg in Q2 2021, compared to $5.37/kg in Q1 2021

•	Polysilicon average selling price (ASP) was $20.81/kg in Q2 2021, compared to $11.90/kg in Q1 2021

•	Revenue was $441.4 million in Q2 2021, compared to $256.1 million in Q1 2021

•	Gross profit was $303.2 million in Q2 2021, compared to $118.9 million in Q1 2021. Gross margin was 68.7% in Q2 2021, compared to 46.4% in Q1 2021

•	Net income attributable to Daqo New Energy Corp. shareholders was $232.1 million in Q2 2021, compared to $83.2 million in Q1 2021

•	Earnings per basic American Depositary Share (ADS)(3) was $3.15 in Q2 2021, compared to $1.13 in Q1 2021

•	EBITDA (non-GAAP)(2) was $311.7 million in Q2 2021, compared to $128.1 million in Q1 2021. EBITDA margin (non-GAAP)(2) was 70.6% in Q2 2021, compared to 50.0% in Q1 2021

•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $234.5 million in Q2 2021, compared to $86.2 million in Q1 2021

•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $3.18 in Q2 2021, compared to $1.18 in Q1 2021

	Three months ended
US$ millions except as indicated otherwise	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020
Revenues	441.4	256.1	133.5
Gross profit	303.2	118.9	22.7
Gross margin	68.7%	46.4%	17.0%
Income from operations	292.4	109.2	10.8
Net income attributable to Daqo New Energy Corp. shareholders	232.1	83.2	2.4
Earnings per basic ADS(3) ($ per ADS)	3.15	1.13	0.03
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	234.5	86.2	6.9
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	3.18	1.18	0.10
EBITDA (non-GAAP) (2)	311.7	128.1	26.8
EBITDA margin (non-GAAP)(2)	70.6%	50.0%	20.0%
Polysilicon sales volume (MT)	21,060	21,471	18,881
Polysilicon average total production cost ($/kg)(1)	6.31	6.29	5.79
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.41	5.37	4.87

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities in Xinjiang. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information have been retrospectively adjusted to reflect the change for all periods presented.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very excited to report an excellent quarter with strong revenue growth and better-than-expected profitability, as the Company achieved record-high production volume, gross profit, and net income. With the global focus on addressing the climate challenge with plans to reach carbon neutrality, market conditions remain strong for the polysilicon sector. The strong increase in downstream demand has led to a shortage of polysilicon and caused our polysilicon ASP to rise significantly from $11.90/kg in Q1 to $20.81/kg in Q2. In July and August, the market price for mono-grade polysilicon has remained at approximately $26-28/kg and we expect the strong price momentum to continue into the second half of this year. Despite the rise in solar module prices in the first half of this year, we continue to see stronger-than-expected market demand even at the new market prices.”

“Recently the solar value chain has been stable at the new market prices and downstream manufacturers are currently able to pass through price increases to their customers. During the week of August 9, major solar wafer and solar cell manufacturers in China announced price increases for solar wafers and solar cells, further demonstrating the strong end-market demand. We saw an uptick in polysilicon pricing in the last two weeks with a surge in orders from our diverse customer base. We expect the constrained polysilicon supply to be the main limiting factor to the size of the global solar market this year.”

“Polysilicon production is a complex chemical process and has the highest barrier to entry in the solar value chain. Based on our research, we expect to see approximately 180~220 thousand MT of additional polysilicon supply in 2022 considering a potential six months’ ramp-up period for other polysilicon producers. This total global polysilicon supply can be used to produce approximately 240~250 GW of solar modules which can support approximately 200~210 GW of solar installations in 2022. So, the polysilicon sector will still be the one with most constrained supply across the main solar PV manufacturing value chain in 2022. On the demand side, more and more countries have set up time tables for peak carbon and carbon neutrality targets that will significantly increase demand for renewable energies including solar PV. In addition, there is still meaningful room for potential cost reduction across the value chain, which will effectively stimulate larger demand, especially given that solar PV has already reached grid parity in many countries and regions in the world. As a result, we believe polysilicon pricing will remain healthy in 2022 making our sector one of the most attractive sectors in the solar PV industry in the long run given its high entry barrier and operational complexity.”

“On the policy front, during the Politburo Central Committee meeting on July 30 regarding economic activity in the second half of 2021, with China’s President Mr. Xi Jinping presiding over the meeting, the central government reiterated the urgency for national coordination on carbon peak and carbon neutrality goals and the development of the peak carbon 2030 action plans and related policies as early as possible. In addition, China recently announced an ambitious program to massively deploy distributed generation solar projects at the local government level. We believe solar will continue to be a strong beneficiary of government policies and support.”

"With regard to our ESG initiatives, we are in the process of incorporating environmental, social and governance factors in all of our major business decisions, and we published our inaugural ESG Sustainability Report in July. We are already making substantial progress on the sustainability front, including installing a new wastewater treatment facility in 2018 that reduced our wastewater discharge density by 60% in 2020 compared to 2018. Furthermore, by increasing energy efficiency and energy recycling as well as optimizing our production process, we reduced our comprehensive energy consumption density by 40% in 2020 compared to 2017. We will continue to work on our ESG efforts, including planning for greater renewable energy use as part of our energy sources in the future.”

“We continue to focus on initiatives to strengthen the Company’s long-term competitiveness. Our major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), successfully completed its IPO listing on China’s A share market and started trading on the Shanghai Stock Exchange's Sci-Tech Innovation Board (SSE, code: 688303) on 22 July, 2021. The total gross proceeds of the IPO are approximately RMB6.45 billion, which will fund Xinjiang Daqo’s polysilicon expansion project and provide additional capital for its future growth plans. Following the Xinjiang Daqo’s IPO, Daqo New Energy directly holds approximately 79.6% of Xinjiang Daqo’s shares and indirectly holds 1.1% of Xinjiang Daqo’s shares through Daqo New Energy’s wholly-owned subsidiary Chongqing Daqo, for a total ownership of 80.7% of the A-share listed subsidiary. There is no Variable Interest Entity (VIE) structure between Daqo New Energy and Xinjiang Daqo. The successful IPO will offer us an additional venue to access the attractive capital markets in China for future growth and expansion. With our advantages of competitive cost structure, quality and technology advancement, outstanding operational expertise and experienced management team, we have set up a road map to increase our capacity to 270 thousand MT by the end of 2024, representing an approximately 50% annual growth rate of our production capacity over the next three years to better serve the fast-growing global solar PV market.”

Outlook and guidance

The Company produced 41,287 MT of polysilicon and sold approximately 42,531 MT of polysilicon in the first half of 2021, representing full utilization level of the company’s production facilities. For the second half of 2021, the Company expects to remain in full utilization with sales volume similar to production volume. For the full year of 2021, the Company raises its production guidance from the previous level of 81,000 to 83,000 MT to the level of approximately 83,000 to 85,000 MT of polysilicon for the full year, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2021 Results

Revenues

Revenues were $441.4 million, compared to $256.1 million in the first quarter of 2021 and $133.5 million in the second quarter of 2020. The increase in revenues as compared to the first quarter of 2021 was primarily due to higher ASPs partially offset by slightly lower polysilicon sales volume.

Gross profit and margin

Gross profit was $303.2 million, compared to $118.9 million in the first quarter of 2021 and $22.7 million in the second quarter of 2020. Gross margin was 68.7%, compared to 46.4% in the first quarter of 2021 and 17.0% in the second quarter of 2020. The increase in gross margin was primarily due to higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $9.3 million, compared to $9.0 million in the first quarter of 2021 and $10.1 million in the second quarter of 2020. SG&A expenses during the quarter included $2.4 million in non-cash share-based compensation costs related to the Company’s share incentive plan, compared to $3.0 million in the first quarter of 2021 and $4.5 million in the second quarter of 2020.

Research and development expenses

Research and development (R&D) expenses were $2.1 million, compared to $1.2 million in the first quarter of 2021 and $2.0 million in the second quarter of 2020. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $292.4 million, compared to $109.2 million in the first quarter of 2021 and $10.8 million in the second quarter of 2020.

Operating margin was 66.3%, compared to 42.6% in the first quarter of 2021 and 8.1% in the second quarter of 2020.

Interest expense

Interest expense was $7.2 million, compared to $7.8 million in the first quarter of 2021 and $6.7 million in the second quarter of 2020.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $232.1 million, compared to $83.2 million in the first quarter of 2020 and $2.4 million in the second quarter of 2020.

Earnings per basic American Depository Share (ADS) was $3.15, compared to $1.13 in the first quarter of 2021, and $0.03 in the second quarter of 2020.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $311.7 million, compared to $128.1 million in the first quarter of 2021 and $26.8 million in the second quarter of 2020. EBITDA margin (non-GAAP) was 70.6%, compared to 50.0% in the first quarter of 2021 and 20.0% in the second quarter of 2020.

Financial Condition

As of June 30,2021, the Company had $269.7 million in cash and cash equivalents and restricted cash, compared to $227.8 million as of March 31, 2021 and $115.8 million as of June 30, 2020. As of June 30, 2021, the notes receivable balance was $97.0 million, compared to $38.5 million as of March 31, 2021 and $8.2 million as of June 30, 2020. As of June 30, 2021, total borrowings were $156.6 million, of which $70.9 million were long-term borrowings, compared to total borrowings of $222.2 million, including $100.4 million long-term borrowings, as of March 31, 2021 and total borrowings of $264.8 million, including $116.9 million long-term borrowings, as of June 30, 2020.

Cash Flows

For the six months ended June 30, 2021, net cash provided by operating activities was $442.3 million, compared to $47.0 million in the same period of 2020.

For the six months ended June 30, 2021, net cash used in investing activities was $255.4 million, compared to $60.4 million in the same period of 2020. The net cash used in investing activities in 2021 and 2020 was primarily related to the capital expenditures on the Company’s polysilicon expansion projects.

For the six months ended June 30, 2021, net cash used in financing activities was $37.1 million, compared to net cash provided by financing activities of $16.2 million in the same period of 2020. The net cash used in financing activities in 2021 was primarily related to the repayment of bank loans.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 18, 2021. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq210818.html

A replay of the call will be available 1 hour after the end of the conference through August 25, 2021.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10159546

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second half and the full year of 2021 and quotations from management in this announcement as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Revenues	$441,368	$256,095	$133,518	$697,463	$302,349
Cost of revenues	(138,133)	(137,151)	(110,820)	(275,284)	(223,097)
Gross profit	303,235	118,944	22,698	422,179	79,252
Operating expenses
Selling, general and administrative expenses	(9,267)	(9,033)	(10,120)	(18,301)	(19,012)
Research and development expenses	(2,101)	(1,197)	(1,958)	(3,299)	(3,612)
Other operating income / (expense)	549	479	133	1,028	(82)
Total operating expenses	(10,819)	(9,751)	(11,945)	(20,572)	(22,706)
Income from operations	292,416	109,193	10,753	401,607	56,546
Interest expense	(7,224)	(7,825)	(6,653)	(15,049)	(12,940)
Interest income	793	282	368	1,076	519
Income before income taxes	285,985	101,650	4,468	387,634	44,125
Income tax expense	(43,083)	(14,487)	(2,037)	(57,570)	(8,381)
Net income from continuing operations	242,902	87,163	2,431	330,064	35,744
Loss from discontinued operations, net of tax	-	-	(55)	-	(141)
Net income	242,902	87,163	2,376	330,064	35,603
Net income / (loss) attributable to non-controlling interest	10,802	3,944	(7)	14,746	(10)
Net income attributable to Daqo New Energy Corp. shareholders	$232,100	$83,219	$2,383	$315,318	$35,613

Net income	242,902	87,163	2,376	330,064	35,603
Other comprehensive income / (loss):
Foreign currency translation adjustments	12,805	(3,857)	1,213	8,949	(8,606)
Total other comprehensive income / (loss)	12,805	(3,857)	1,213	8,949	(8,606)
Comprehensive income	255,707	83,306	3,589	339,013	26,997
Comprehensive income / (loss) attributable to non-controlling interest	11,314	3,788	(6)	15,101	(15)
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$244,393	$79,518	$3,595	$323,912	$27,012

Earnings per ADS*
- continuing operations	3.15	1.13	0.03	4.29	0.51
- discontinued operations	0.00	0.00	0.00	0.00	0.00
Basic	3.15	1.13	0.03	4.29	0.51

- continuing operations	3.03	1.08	0.03	4.11	0.47
- discontinued operations	0.00	0.00	0.00	0.00	0.00
Diluted	3.03	1.08	0.03	4.11	0.47
Weighted average ADS outstanding*
Basic	73,714,734	73,338,969	70,546,207	73,522,256	70,212,474
Diluted	76,688,538	76,744,468	76,270,603	76,745,282	76,245,947

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020
ASSETS:
Current Assets:
Cash and cash equivalents	227,148	167,049	88,215
Restricted cash	42,576	60,800	27,551
Short-term investment	10,403	7,631	-
Accounts receivable, net	-	18	65
Notes receivable	96,977	38,547	8,163
Prepaid expenses and other current assets	13,170	9,857	13,476
Advances to suppliers	5,630	5,468	6,712
Inventories	33,815	34,064	26,824
Amount due from related parties	-	-	12
Current assets associated with discontinued operation	-	-	667
Total current assets	429,719	323,434	171,685
Property, plant and equipment, net	1,217,524	1,081,352	956,675
Prepaid land use right	37,020	30,534	28,826
Amount due from related parties – long term portion	31,568	-	-
Deferred tax assets	-	-	1,332
Investment in affiliate	692	682	633
Operating lease right-of-use assets	73	96	153
Other non-current assets	155	3,016	-
Non-current asset associated with discontinued operation	-	-	181
TOTAL ASSETS	1,716,751	1,439,114	1,159,485

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	85,661	121,822	147,839
Accounts payable	18,303	17,848	18,833
Notes payable	42,542	60,774	49,143
Advances from customers-short term portion	115,856	64,640	23,500
Payables for purchases of property, plant and equipment	36,018	34,778	97,239
Accrued expenses and other current liabilities	47,140	24,632	18,262
Amount due to related parties	4,812	4,889	8,169
Income tax payable	44,933	18,087	4,414
Lease liabilities - short term portion	-	83	74
Current liabilities associated with discontinued operation	-	-	877
Total current liabilities	395,265	347,553	368,350
Long-term borrowings	70,948	100,422	116,911
Advance from customers – long term portion	78,212	77,494	1,132
Amount due to related parties - long term portion	4,385	4,272	16,247
Deferred government subsidies	22,106	21,629	20,067
Deferred Tax Liabilities	2,526	2,505	5,459
TOTAL LIABILITIES	573,442	553,875	528,166

EQUITY:
Ordinary shares	37	37	36
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	417,830	415,467	396,445
Retained earnings	645,436	413,337	236,535
Accumulated other comprehensive income/(loss)	34,861	22,567	(28,538)
Total Daqo New Energy Corp. shareholders’ equity	1,096,415	849,659	602,729
Non-controlling interest	46,894	35,580	28,590
Total equity	1,143,309	885,239	631,319
TOTAL LIABILITIES & EQUITY	1,716,751	1,439,114	1,159,485

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended Jun 30,
	2021	2020
Operating Activities:
Net income	330,064	35,603
Less: Loss from discontinued operations, net of tax	-	(141)
Net income from continuing operations	330,064	35,744
Adjustments to reconcile net income to net cash provided by operating activities	44,106	44,865
Changes in operating assets and liabilities	68,083	(33,599)
Net cash provided by operating activities-continuing operations	442,253	47,010
Net cash used in operation activities-discontinued operations	-	(50)
Net cash provided by operating activities	442,253	46,960

Investing activities:
Net cash used in investing activities-continuing operations	(255,449)	(60,195)
Net cash used in investing activities-discontinuing operations	-	(195)
Net cash used in investing activities	(255,449)	(60,390)

Financing activities:
Net cash (used in) / provided by financing activities – continuing operations	(37,056)	16,292
Net cash used in financing activities – discontinued operations	-	(64)
Net cash (used in) / provided by financing activities	(37,056)	16,228

Effect of exchange rate changes	1,572	(1,667)
Net increase in cash, cash equivalents and restricted cash	151,320	1,131
Cash, cash equivalents and restricted cash at the beginning of the period	118,404	115,294
Cash, cash equivalents and restricted cash at the end of the period	269,724	116,425

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Jun 30, 2021	Jun 30, 2020
Cash and cash equivalents	227,148	88,874
Restricted cash	42,576	27,551
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	269,724	116,425

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Six months Ended
	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Net income from continuing operation	242,902	87,163	2,431	330,064	35,744
Income tax expense	43,083	14,487	2,037	57,570	8,381
Interest expense	7,224	7,825	6,653	15,049	12,940
Interest income	(793)	(282)	(368)	(1,076)	(519)
Depreciation & Amortization	19,322	18,914	16,004	38,236	33,279
EBITDA from continuing operation (non-GAAP)	311,738	128,107	26,757	439,843	89,825
EBITDA margin from continuing operation (non-GAAP)	70.6%	50.0%	20.0%	63.1%	29.7%

	Three months Ended			Six months Ended
	Jun 30, 2021	Mar. 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Net income attributable to Daqo New Energy Corp. shareholders	232,100	83,219	2,383	315,318	35,613
Share-based compensation	2,358	3,001	4,491	5,359	8,952
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	234,458	86,220	6,874	320,677	44,565
Adjusted earnings per basic ADS* (non-GAAP)	$3.18	$1.18	$0.10	$4.36	$0.63
Adjusted earnings per diluted ADS* (non-GAAP)	$3.06	$1.12	$0.09	$4.18	$0.58

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10- 5900-1548
E-mail: rvanguestaine@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com